UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS
OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS
TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-21742

Subsea 7 S.A.
_____________________________________________________________________________________
(Exact name of registrant as specified in its charter)

200 Hammersmith Road
London, W6 7DL
England
+ 44 20 8210 5500
______________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $2.00 par value

American Depositary Shares, each representing one Common Share, $2.00 par value

______________________________________________________________________________
(Title of each class of shares covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule l2h-6(a) ☒	Rule l2h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule l2h-6(c) ☐	Rule l2h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.
Subsea 7 S.A. (the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 21, 1993 (at which time it was known as Stolt Comex Seaway S.A.), the effective date of the Company’s registration statement on Form F-1 (No. 33-59468), as amended, filed with the Securities and Exchange Commission (the “Commission”).

B.
The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on May 25, 2004 pursuant to a Registration Statement on Form F-3 (No. 333-86288), as amended.

The Company filed Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) under which securities were sold to employees.

Prior to filing this Form 15F, the Company filed post-effective amendments to terminate the registration of unsold securities under these Registration Statements.

Item 3.	Foreign Listing and Primary Trading Market

A.
The primary trading market for the Company’s Common Shares is the Oslo Børs (the “Oslo Stock Exchange” or “OSE”), which is located in Norway. The Company’s Common Shares, each represented by one American Depositary Share (“ADS”), were also traded on the Nasdaq Global Select Market (“Nasdaq”) in the form of American Depositary Receipts (“ADR”). The Company’s Nasdaq listing terminated on March 7, 2011.

B
The Company’s Common Shares were initially listed on the OSE on May 5, 1997. The Company has maintained the listing of its Common Shares on the OSE for the 12 months preceding the filing of this Form 15F.

C.	During the 12-month period beginning on February 1, 2011 and ending on January 31, 2012, the percentage of trading in the Company’s Common Shares that occurred on the OSE was 56.64%.

Item 4.	Comparative Trading Volume Data

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act is February 1, 2011 to January 31, 2012.

B.	During the above 12-month period, the average daily trading volume (“ADTV”) of the Company’s Common Shares in the United States was 90,980 shares and on a worldwide basis was 3,170,855 shares.

C.	During the above 12-month period, the ADTV of the Company’s Common Shares in the United States as a percentage of the ADTV of the Company’s Common Shares on a worldwide basis was 2.87%.

D.
The Company’s ADSs were delisted from Nasdaq on March 7, 2011. As of that date, the ADTV of the Company’s Common Shares in the United States as a percentage of the ADTV of the Company’s Common Shares on a worldwide basis for the prior 12-month period was 7.04%  (for the 12-month period beginning on March 7, 2010 and ending on March 6, 2011).

E.	N/A

F.
The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 under the Exchange Act was Bloomberg.  The United States ADTV figures include Nasdaq and over-the-counter trades, while the worldwide ADTV figures include trades on the OSE, other European exchanges and Nasdaq and over-the-counter in the US.  All figures include off-exchange transactions.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.
The Company issued a press release on February 15, 2011 disclosing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.  The Company issued a further press release to this effect on March 1, 2012.

B
The press releases were disseminated through the major newswire services that the Company typically uses to publish its press releases and circulated by the major financial newswire services in the United States. The press releases were also posted on the Company’s website at www.subsea7.com. A copy of the press release, dated March 1, 2012, is attached hereto as Exhibit 1.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under rule 12g3-2(b)(1)(iii) on its website at www.subsea7.com.

PART III

Item 10.	Exhibits

1.	Press Release regarding the Company’s announcement of its intention to voluntarily file a Form 15F to terminate reporting obligations.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)    The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Subsea 7 S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Subsea 7 S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SUBSEA 7 S.A.

Date: March 8, 2012	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer